Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated March 29, 2011

The Callable Inverse Floating Rate Notes Linked to 3-Month LIBOR (the “notes”) are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-4 of this term sheet and beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)(2)	$1,000	$
Underwriting discount (2)	$20	$
Proceeds, before expenses, to Bank of America Corporation	$980	$

(1)	Plus accrued interest from April , 2011, if settlement occurs after that date.

(2)

The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $980 per unit and $0 per unit, respectively.

*Depending on the date the notes are priced for initial sale to the public (the “pricing date”), which may be in March or April 2011, the settlement date may occur in April or May 2011, and the maturity date may occur in April or May 2021. Any reference in this term sheet to the months in which the pricing date, the settlement date, the interest payment dates, or the maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.
March , 2011

Units Expected Pricing Date* March , 2011

Callable Inverse Floating Rate Notes Settlement Date* April , 2011

Linked to 3-Month LIBOR, Maturity Date* April , 2021

due April , 2021 CUSIP No.

$1,000 principal amount per unit

Term Sheet No.

Callable Inverse Floating Rate Notes

Interest payable quarterly, beginning in July 2011

During the first year of the notes, interest will accrue at the rate of 9% per annum

Thereafter, interest will accrue at a rate equal to 9% minus the product of 3-Month U.S. Dollar LIBOR and the Multiplier, subject to a floor of 2% per annum. In no event will the interest rate applicable to any quarterly interest period be less than 2% per annum or greater than 9% per annum.

The Multiplier will be between 1.60 and 2.10

We may call the notes on any interest payment date, beginning on April , 2012

Payment of principal plus any accrued and unpaid interest at maturity

A maturity of approximately ten years , if not redeemed prior to maturity

Payments on the notes, including the repayment of principal at maturity, are subject to the credit risk of Bank of America Corporation

No listing on any securities exchange

Summary

The Callable Inverse Floating Rate Notes Linked to 3-Month LIBOR, due April     , 2021 (the “notes”), are our senior unsecured debt securities and are not secured by collateral. The notes will rank equally with all of our other senior unsecured indebtedness from time to time outstanding, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes are not savings accounts, deposits or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank and not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

During the first year of the notes, interest will accrue at the rate of 9% per annum. Thereafter, interest will accrue at a rate equal to 9% minus the product of 3-Month U.S. Dollar LIBOR and a Multiplier of between 1.60 and 2.10. The actual Multiplier will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes. During any interest period, after the first year of the notes, the minimum interest rate payable on the notes will be 2% per annum. The maximum interest rate payable on the notes during any interest period will be 9% per annum. If you hold the notes until maturity, you will receive the principal amount of your notes plus any accrued and unpaid interest, subject to our credit risk. We may call the notes on any interest payment date beginning on April     , 2012.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the MTN prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$1,000 per unit
Term:	Approximately ten years, if not redeemed prior to maturity
Payment at Maturity:

If you hold the notes until maturity, you will receive for each unit of your notes a cash payment equal to the $1,000 principal amount plus any accrued and unpaid interest, subject to our credit risk. See “Risk Factors—Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes” on page TS-4 of this term sheet.

Reference Rate:

3-Month U.S. Dollar LIBOR appearing on Reuters page LIBOR01, or any page substituted for that page, as of 11:00 A.M., London time, on the applicable London Banking Day (as defined below), as determined by the calculation agent in the manner described in the section entitled “Other Terms of the Notes—Interest” on page TS-6 of this term sheet. 3-Month U.S. Dollar LIBOR is more fully described beginning on page TS-8.

Interest Periods:

Quarterly. Each interest period will begin on and will include an interest payment date (except for the first interest period, which will begin on the original issue date), and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).

Interest Payment Dates:

January     , April     , July     , and October      of each year, beginning on July     , 2011, with the final interest payment due on the maturity date, subject to postponement as described in the section entitled “Other Terms of the Notes—Interest” beginning on page TS-6 of this term sheet.

Interest Rate:

Year 1: 9% per annum

Years 2-10: 9%–(Multiplier x Reference Rate), per annum, subject to the Cap and the Floor

For additional information as to the calculation of interest, see “Description of Debt Securities—Floating-Rate Notes” beginning on page 16 of the prospectus.

Multiplier:

The Multiplier will be between 1.60 and 2.10. The actual Multiplier will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the notes. Please note that the higher the Multiplier is, the lower the rate of interest on the notes will be after the first year of their term.

Floor:	2% per annum
Cap:	9% per annum
Day Count Fraction:	30/360
Optional Redemption:

We have the right to redeem all, but not less than all, of the notes on April     , 2012, and on each subsequent interest payment date. The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to call the notes, we will give notice to the senior trustee at least five business days but not more than 60 calendar days before the specified early redemption date. See “Description of Debt Securities—Redemption” on page 27 of the prospectus.

Listing:	The notes will not be listed on any securities exchange.
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”), a subsidiary of BAC

Callable Inverse Floating Rate Notes	TS-2

Hypothetical Examples

Set forth below are three examples of the calculation of the annual interest rate payable on a quarterly interest payment date after the first year of the notes, as well as the hypothetical amount of interest payable over the hypothetical interest period (rounded to three decimal places) for each $1,000 in principal amount of the notes. The examples are based on a hypothetical Multiplier of 1.85, which is the midpoint of the Multiplier range of 1.60 to 2.10, and 90 calendar days of accrual, as determined on a 30/360 basis. These examples are for purposes of illustration only. The actual interest rate on the notes for any quarterly period after the first year of their term will depend on the actual Multiplier, the actual level of the Reference Rate on the applicable interest determination date, and the actual number of calendar days as determined using a 30/360 basis.

Example 1: On the applicable interest determination date, the hypothetical Reference Rate is 4.00%.

9.00% - (1.85 x 4.00%) = 1.600%

In this case, the hypothetical interest rate per annum on the notes would be less than the Floor of 2.00%. As a result, the hypothetical annualized interest rate for that quarterly interest period would be equal to 2.00% per annum, the minimum interest rate, and the hypothetical amount of interest payable over the coupon period would be:

2.00% x (90/360) = 0.500%

$5.00 per $1,000 in principal amount of the notes

Example 2: On the applicable interest determination date, the hypothetical Reference Rate is 2.00%.

9.00% - (1.85 x 2.00%) = 5.300%

As a result, the hypothetical annualized interest rate for the hypothetical quarterly interest period would be equal to 5.300% per annum, and the hypothetical amount of interest payable over the coupon period would be:

5.300% x (90/360) = 1.325%

$13.25 per $1,000 in principal amount of the notes

Example 3: On the applicable interest determination date, the hypothetical Reference Rate is 0.25%.

9.00% - (1.85 x 0.25%) = 8.538%

In this case, the hypothetical interest rate payable on the notes for that quarterly interest period would be 8.538%. As a result, the hypothetical annualized interest rate for the quarterly interest period would be equal to 8.538% per annum, and the hypothetical amount of interest payable over the coupon period would be:

8.538% x (90/360) = 2.134%

$21.34 per $1,000 in principal amount of the notes

Even though the Reference Rate could theoretically be less than zero, the interest rate payable on the notes will never exceed the Cap of 9% per annum.

Callable Inverse Floating Rate Notes	TS-3

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

After the first year of the notes, the interest rate may be limited to the Floor of 2% per annum for one or more interest periods.

The interest payable on the notes during each interest period after the first year of the notes will depend on the difference between 9% and the product of the Reference Rate and the Multiplier. After the first year of the notes, for any given interest period, the higher the rate of 3-Month LIBOR on the applicable interest determination date, the lower the interest rate will be on the notes. In addition, the higher we set the Multiplier on the pricing date, the lower your interest rate will be on any given interest payment date after the first year of the notes. The interest rate after the first year will never be less than 2%, the Floor. Even if the interest rate for any interest period after the first year of the notes exceeds the Floor of 2%, your rate of return on the notes may still be less than the rate on a conventional debt security with a similar term.

We have no control over various matters, including economic, financial and political events which may affect the levels of 3-Month LIBOR. You must be willing to forgo guaranteed market rates of interest after the first year of the notes.

The interest rate on the notes is capped.

The interest rate that will be payable on the notes in any quarterly interest period will be limited to the Cap of 9% per annum. The interest rate on the notes will not exceed the Cap of 9%, no matter how low the level of the Reference Rate may be during the term of the notes.

The notes are subject to our early redemption.

We may redeem all, but not less than all, of the notes on any interest payment date on or after April     , 2012. You should expect to receive less than five business days’ notice of that redemption, and if you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date. We are generally more likely to elect to redeem the notes during periods when the remaining interest to be accrued on the notes is to accrue at a rate that is greater than that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the notes.

If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed.

Your yield may be less than the yield on a conventional debt security of comparable maturity.

The yield that you receive on the notes may be less than the return you would earn if you purchased a more conventional debt security with the same maturity date, such as a security with a fixed rate throughout its entire term. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, including inflation, that affect the time value of money.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated negative changes in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell the notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discount in respect of the notes and other costs associated with the notes, and compensation for developing and hedging our obligations under the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the principal amount of the notes.

Callable Inverse Floating Rate Notes	TS-4

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which the selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the original public offering price of the notes. This is due to, among other things, the fact that the original public offering price includes, and secondary market prices are likely to exclude, the underwriting discount with respect to, and the development and hedging costs associated with, the notes.

A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes that it offers, but neither MLPF&S nor any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;

•	the aggregate amount outstanding of the notes;

•	the level, direction, and volatility of market interest rates generally;

•	general economic conditions in the United States;

•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally; and

•	any market-making activities with respect to the notes.

Our hedging activities may affect the market value of the notes.

We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may increase or decrease the market value of the notes prior to maturity. In addition, we or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including MLMPF&S, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

Callable Inverse Floating Rate Notes	TS-5

Investor Considerations

You may wish to consider an investment in the notes if:

▪

You anticipate that after the first year of the notes, the level of 3-Month U.S. Dollar LIBOR on each interest determination date will be sufficiently low to result in an interest rate payable on the notes that will provide you with your desired return.

▪

You accept that, although you will be entitled to receive the principal amount of the notes at maturity, the interest rate applicable to each quarterly interest period after the first year of the notes is uncertain.

▪	You accept that the interest rate payable on the notes during any interest period is limited to the Cap of 9% per annum.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend in part on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the level of 3-Month U.S. Dollar LIBOR will not be sufficiently low to result in an interest rate payable on the notes that will provide you with your desired return.

▪	You seek an investment with a fixed or guaranteed rate of return of greater than 2% throughout the term of the notes.

▪	You seek a return on your investment that will not be limited to the Cap of 9% per annum.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Terms of the Notes

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus identified below under “Additional Terms.” The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this term sheet.

The notes will be issued in denominations of whole units. Each unit will have an Original Offering Price of $1,000. You may transfer the notes only in whole units. The notes will mature on April     , 2021, if not redeemed prior to maturity.

Prior to maturity, the notes are not repayable at your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

If any interest payment date, including the maturity date of the notes, falls on a day that is not a business day, no adjustment will be made to the length of the corresponding interest period; however, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

The interest rate for each quarterly interest period after the first year of the notes will be reset on the first day of that interest period, which we refer to as the “interest reset date.” For each such interest period, the applicable rate of interest will be determined on the second London Banking Day preceding the applicable interest reset date (each, an “interest determination date”). The calculation agent will determine the applicable interest rate for each interest period. Once determined by the calculation agent, the applicable interest rate for each quarterly interest period will apply from and including the interest reset date, through, but excluding, the next interest reset date (or maturity date, as applicable).

A “London Banking Day” is a day on which commercial banks are open for business in London, England.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Callable Inverse Floating Rate Notes	TS-6

For as long as the notes are held in book-entry only form, the record date for each payment of interest will be the business day prior to the payment date. If the notes are issued at any time in a form that is other than book-entry only, the regular record date for an interest payment date will be the 15th day of the calendar month preceding the interest payment date.

For additional information as to the calculation of interest, see “Description of Debt Securities—Floating-Rate Notes” beginning on page 16 of the prospectus.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the interest rate for each applicable interest period, the amount of each interest payment, London Banking Days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Events of Default and Rights of Acceleration

If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus identified below under “Additional Terms.” Upon an event of default, you will be entitled to receive only your principal amount, and accrued and unpaid interest, if any, through the acceleration date. In case of an event of default, the notes will not bear a default interest rate.

Other Provisions

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution; Conflicts of Interest

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of FINRA Rule 5121.

You must have an account with the selling agent to purchase the notes.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Callable Inverse Floating Rate Notes	TS-7

3-Month U.S. Dollar LIBOR

3-Month U.S. Dollar LIBOR will be determined based on Reuters page LIBOR01, or any page substituted for that page, as of 11:00 A.M., London time, on the applicable London Banking Day. For additional information as to the determination of 3-Month U.S. Dollar LIBOR, see “Description of Debt Securities—Floating-Rate Notes—LIBOR Notes” on page 19 of the prospectus.

The following graph sets forth the monthly historical performance of 3-Month U.S. Dollar LIBOR in the period from January 2006 through February 2011. This historical data on 3-Month U.S. Dollar LIBOR is not necessarily indicative of the future performance of 3-Month U.S. Dollar LIBOR or what the value of the notes may be. Any historical upward or downward trend in 3-Month U.S. Dollar LIBOR during any period set forth below is not an indication that 3-Month U.S. Dollar LIBOR is more or less likely to increase or decrease at any time over the term of the notes. On March 17, 2011, 3-Month U.S. Dollar LIBOR was 0.30900%.

Callable Inverse Floating Rate Notes	TS-8

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as partnerships, subchapter S corporations, or other pass-through entities, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding notes as part of an integrated investment, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” persons (other than Non-U.S. Holders, as defined below) whose functional currency for tax purposes is not the U.S. dollar, persons holding notes in a tax-deferred or tax-advantaged account, and persons subject to the alternative minimum tax provisions of the Code. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used in this term sheet, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding paragraph, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to that date, that elect to continue to be treated as United States persons also are U.S. Holders. As used in this term sheet, the term “Non-U.S. Holder” means a holder that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and, accordingly, this summary does not apply to partnerships. A partner of a partnership holding a note should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership, and disposition by the partnership of a note.

Tax Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes. However, although the matter is not free from doubt, under current law, each note should be treated as a debt instrument for U.S. federal income tax purposes and this summary assumes such treatment is proper and will be respected. We currently intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below. For example, the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income,

Callable Inverse Floating Rate Notes	TS-9

gain, or loss recognized in respect of the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

U.S. Holders—Income Tax Considerations

Interest and Original Issue Discount. We intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” both as described below, established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder which does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

A “comparable yield” with respect to a note generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the note (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the note). Notwithstanding the foregoing, a comparable yield must not be less than the applicable U.S. federal rate based on the overall maturity of the note.

A “projected payment schedule” with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule will consist of the principal amount, the fixed payments for the initial four quarterly interest periods and a projection for tax purposes of each “contingent payment,” i.e., each interest payment other than the fixed payments for the initial four quarterly interest periods.

Based on the comparable yield and the projected payment schedule of the notes, a U.S. Holder of a note (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the note for each day in the taxable year on which the holder held the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the note, as set forth below. The daily portions of interest for a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on the note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note at the beginning of the accrual period. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price. The issue price of each note in an issue of notes is the first price at which a substantial amount of those notes has been sold (including any premium paid for those notes and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). For any subsequent accrual period, the adjusted issue price will be (1) the sum of the issue price of the note and any interest previously accrued on the note by a holder (without regard to any positive or negative adjustments, described below) minus (2) the amount of any projected payments on the note for previous accrual periods. A U.S. Holder of a note generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A U.S. Holder will be required to recognize interest income equal to the amount of any positive adjustment for a note for the taxable year in which a contingent payment is paid (including a payment of interest at maturity). A positive adjustment is the excess of actual payments in respect of contingent payments over the projected amount of contingent payments. A U.S. Holder also will be required to account for any “negative adjustment” for a taxable year in which a contingent payment is paid. A negative adjustment is the excess of the projected amounts of contingent payments over actual payments in respect of the contingent payments. A net negative adjustment is the amount by which total negative adjustments in a taxable year exceed total positive adjustments in such taxable year. A net negative adjustment (1) will first reduce the amount of interest for the note that a U.S. Holder would otherwise be required to include in income in the taxable year, and (2) to the extent of any excess, will result in an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income on the note or to reduce the amount realized on a sale, exchange, or retirement of the note and, in the case of a payment at maturity, should result in a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

If a U.S. Holder purchases the notes for an amount that differs from the notes’ adjusted issue price at the time of the purchase, the holder must determine the extent to which the difference between the price paid for the notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly.

If a U.S. Holder purchases the notes for an amount that is less than the adjusted issue price of the notes, such holder must (a) make positive adjustments increasing the amount of interest that the holder would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that the holder would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding

Callable Inverse Floating Rate Notes	TS-10

paragraph. If a U.S. Holder purchases the notes for an amount that is greater than the adjusted issue price of the notes, the holder must (a) make negative adjustments decreasing the amount of interest that the holder would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that the holder would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

If a contingent payment becomes fixed (within the meaning of applicable Treasury regulations) more than six months before its due date, a positive or negative adjustment, as appropriate, is made to reflect the difference between the present value of the amount that is fixed and the present value of the projected amount. The present value of each amount is determined by discounting the amount from the date the payment is due to the date the payment becomes fixed, using a discount rate equal to the comparable yield. If all contingent payments on the notes become fixed, substantially contemporaneously, applicable Treasury regulations provide that, with regard to contingent payments that become fixed on a day that is more than six months before their due date, U.S. Holders should take into account positive or negative adjustments in respect of such contingent payments over the period to which they relate in a reasonable manner. U.S. Holders should consult their tax advisors as to what would be a “reasonable manner” in their particular situation.

The following table assumes an expected issue date of April 7, 2011 and maturity date of April 7, 2021 for the notes and is based upon a hypothetical projected payment schedule and a hypothetical comparable yield equal to 4.55% per annum (compounded semi-annually), that we established for the notes, and shows the amounts of ordinary income from a note that an initial U.S. Holder that holds the note until maturity and pays taxes on a calendar year basis should be required to report each calendar year. The following tables are for illustrative purposes only. The actual tables will be completed on the pricing date and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount per unit of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount per unit of the Notes)
April 7, 2011 through December 31, 2011	$33.13	$33.13
January 1, 2012 through December 31, 2012	$43.75	$76.88
January 1, 2013 through December 31, 2013	$43.64	$120.52
January 1, 2014 through December 31, 2014	$43.84	$164.35
January 1, 2015 through December 31, 2015	$44.04	$208.39
January 1, 2016 through December 31, 2016	$44.26	$252.66
January 1, 2017 through December 31, 2017	$44.48	$297.14
January 1, 2018 through December 31, 2018	$44.72	$341.85
January 1, 2019 through December 31, 2019	$44.97	$386.82
January 1, 2020 through December 31, 2020	$45.19	$432.01
January 1, 2021 through April 7, 2021	$12.05	$444.06

In addition, we have determined the hypothetical projected payment schedule for the notes as follows:

Taxable Year	Payment on January 7	Payment on April 7	Payment on July 7	Payment on October 7
2011			$22.50	$22.50
2012	$22.50	$22.50	$9.84	$9.84
2013	$9.84	$9.84	$9.84	$9.84
2014	$9.84	$9.84	$9.84	$9.84
2015	$9.84	$9.84	$9.84	$9.84
2016	$9.84	$9.84	$9.84	$9.84
2017	$9.84	$9.84	$9.84	$9.84
2018	$9.84	$9.84	$9.84	$9.84
2019	$9.84	$9.84	$9.84	$9.84
2020	$9.84	$9.84	$9.84	$9.84
2021	$9.84	$1,009.84

You should be aware that these amounts are not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the table above and the projected payment schedule, we make no representations regarding the actual amounts of interest payments on the notes after the first four quarterly interest periods.

Callable Inverse Floating Rate Notes	TS-11

Sale, Exchange, or Retirement. Upon a sale, exchange, or retirement of a note prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and that holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments) and reduced by any projected payments for previous periods on the notes and, if applicable, increased or decreased by the amount of any positive or negative adjustment that the holder is required to make with respect to the notes under the rules set forth above addressing purchases of notes for an amount that differs from the notes’ adjusted issue price at the time of purchase. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the notes are held for investment purposes, the amount of income or gain realized with respect to a note should not constitute unrelated business taxable income. However, if a note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a note to purchase or carry the note, all or a portion of any income or gain realized with respect to such note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the notes should be aware that whether or not any income or gain realized with respect to a note which is owned by an organization that is generally exempt from U.S. federal income taxation constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the notes that are generally exempt from U.S. federal income taxation should consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the notes.

Non-U.S. Holders—Income Tax Considerations

U.S. Federal Income and Withholding Tax

Under current U.S. federal income tax law and subject to the discussion below concerning backup withholding, principal and interest payments, including any OID, that are received from us or our agent and that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States, or a permanent establishment maintained in the United States if certain tax treaties apply, generally will not be subject to U.S. federal income or withholding tax except as provided below. Interest, including any OID and any gain realized on the sale, exchange, or retirement of a note, may be subject to a 30% withholding tax (or less under an applicable treaty, if any) if:

•	a Non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	a Non-U.S. Holder is a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us (directly or indirectly) through stock ownership;

•	a Non-U.S. Holder is a bank extending credit under a loan agreement in the ordinary course of its trade or business;

•

the payments on the notes are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party (other than payments that are based on the value of a security or index of securities that are, and will continue to be, actively traded within the meaning of Section 1092(d) of the Code, and that are not nor will be a “United States real property interest” as described in Section 897(c)(1) or 897(g) of the Code); or

•	the Non-U.S. Holder does not satisfy the certification requirements described below.

A Non-U.S. Holder generally will satisfy the certification requirements if either: (A) the Non-U.S. Holder certifies to us or our agent, under penalties of perjury, that it is a non-United States person and provides its name and address (which certification may generally be made on an IRS Form W-8BEN, or a successor form), or (B) a securities clearing organization, bank, or other financial institution that holds customer securities in the ordinary course of its trade or business (a “financial institution”) and holds the notes either (i) certifies to us or our agent under penalties of perjury that either it or another financial institution has received the required statement from the Non-U.S. Holder certifying that it is a non-United States person and furnishes us with a copy of the statement or (ii) otherwise complies with applicable U.S. federal income and withholding tax certification requirements.

Payments not meeting the requirements set forth above and thus subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty, or IRS Form W-8ECI (or other applicable form) stating that income on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business within the United States as discussed below. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders

Callable Inverse Floating Rate Notes	TS-12

that are entities rather than individuals. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

If a Non-U.S. Holder of a note is engaged in the conduct of a trade or business within the United States and if interest (including any OID) on the note, or gain realized on the sale, exchange, or other disposition of the note, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the applicable certification requirements are satisfied), generally will be subject to U.S. federal income tax on such interest (including any OID) or gain on a net income basis in the same manner as if it were a U.S. Holder. Non-U.S. Holders should read the material under the heading “—U.S. Holders—Income Tax Considerations,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the United States, subject to certain adjustments.

U.S. Federal Estate Tax

Under current law, a note should generally not be includible in the estate of a Non-U.S. Holder unless the individual actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote or, at the time of the individual’s death, payments in respect of that note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding and Information Reporting

In general, in the case of a U.S. Holder, other than certain exempt holders, we and other payors are required to report to the IRS all payments of principal, any premium, and interest on the notes, and the accrual of OID. In addition, we and other payors generally are required to report to the IRS any payment of proceeds of the sale of a note before maturity. Additionally, backup withholding generally will apply to any payments, including payments of OID, if a U.S. Holder fails to provide an accurate taxpayer identification number and certify that the taxpayer identification number is correct, the U.S. Holder is notified by the IRS that it has failed to report all interest and dividends required to be shown on its U.S. federal income tax returns or a U.S. Holder does not certify that it has not underreported its interest and dividend income.

In the case of a Non-U.S. Holder, backup withholding and information reporting will not apply to payments made if the Non-U.S. Holder provides the required certification that it is not a United States person, or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor or withholding agent does not have actual knowledge that the holder is a United States person, or that the conditions of any exemption are not satisfied.

In addition, payments of the proceeds from the sale of a note to or through a foreign office of a broker or the foreign office of a custodian, nominee, or other dealer acting on behalf of a holder generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee, or other dealer is a United States person, the government of the United States or the government of any state or political subdivision of any state, or any agency or instrumentality of any of these governmental units, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership that is either engaged in a trade or business within the United States or whose U.S. partners in the aggregate hold more than 50% of the income or capital interest in the partnership, a foreign person 50% or more of whose gross income for a certain period is effectively connected with a trade or business within the United States, or a U.S. branch of a foreign bank or insurance company, information reporting (but not backup withholding) generally will be required with respect to payments made to a holder unless the broker, custodian, nominee, or other dealer has documentation of the holder’s foreign status and the broker, custodian, nominee, or other dealer has no actual knowledge to the contrary.

Payment of the proceeds from a sale of a note to or through the U.S. office of a broker is subject to information reporting and backup withholding, unless the holder certifies as to its non-United States person status or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Reportable Transactions

Applicable Treasury regulations require taxpayers that participate in “reportable transactions” to disclose their participation to the IRS by attaching Form 8886 to their tax returns and to retain a copy of all documents and records related to the transaction. In addition, “material advisors” with respect to such a transaction may be required to file returns and maintain records, including lists identifying investors in the transaction, and to furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based on any of several criteria, one or more of which may be present with respect to an investment in the notes. Whether an investment in the notes constitutes a “reportable transaction” for any investor depends on the investor’s particular circumstances. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have for their investment in the

Callable Inverse Floating Rate Notes	TS-13

notes and should be aware that, should any “material advisor” determine that the return filing or investor list maintenance requirements apply to this transaction, they would be required to comply with these requirements.

Additional Medicare Tax on Unearned Income

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

Callable Inverse Floating Rate Notes	TS-14

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements, and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes, and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market- Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not

Callable Inverse Floating Rate Notes	TS-15

market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Callable Inverse Floating Rate Notes	TS-16